Exhibit 12
TAUBMAN CENTERS, INC.
Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Nine Months Ended
	Ended September 30
	2009	2008

Earnings (loss) before income from equity investees (1)	$(122,119)	$44,410

Add back:
Fixed charges	116,079	122,723
Amortization of previously capitalized interest	3,419	3,430
Distributed income of Unconsolidated Joint Ventures	28,980	29,014

Deduct:
Capitalized interest	(915)	(7,483)
Preferred distributions	(1,845)	(1,845)

Earnings available for fixed charges and preferred dividends	$23,599	$190,249

Fixed charges:
Interest expense	$109,113	$108,993
Capitalized interest	915	7,483
Interest portion of rent expense	4,206	4,402
Preferred distributions	1,845	1,845

Total fixed charges	$116,079	$122,723

Preferred dividends	10,975	10,975

Total fixed charges and preferred dividends	$127,054	$133,698

Ratio of earnings to fixed charges and preferred dividends	0.2 (2)	1.4

(1)	Earnings before income from equity investees for the nine months ended September 30, 2009 includes impairment charges of $166.7 million on The Pier Shops and Regency Square and a $2.6 million restructuring charge, which primarily represents the costs of terminations of personnel.

(2)	Earnings available for fixed charges and preferred dividends were less than total fixed charges and preferred dividends by $103.5 million. See Note 1.